Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: August 26, 2011

Zoran Corporation: Karl Schneider Chief Financial Officer (408) 523-6500 ir@zoran.com	Investors: Bonnie McBride (415) 454-8898 bonnie@avalonir.com

Company Web Site:

www.zoran.com

ZORAN URGES STOCKHOLDERS TO VOTE “FOR” THE CSR MERGER

Deadline for Voting by Proxy by Internet or Telephone is

Monday, August 29 at 11:59 p.m. New York Time

SUNNYVALE, CA – August 26, 2011 – Zoran Corporation (NASDAQ: ZRAN) today reiterated its recommendation that stockholders vote “FOR” its proposed merger with CSR plc (LSE: CSR.L, “CSR”). Zoran’s special meeting of stockholders is fast approaching, and it is extremely important that stockholders vote as soon as possible.

“We are encouraged by the support we have received from our stockholders in favor of the transaction, and look forward to completing our merger with CSR next week to create a stronger, more globally competitive company with upside that will benefit all stockholders,” said Dr. Levy Gerzberg, Co-Founder, President, CEO and Director of Zoran. “We strongly believe that the merger with CSR provides the best and greatest certainty of value for all stockholders and that any assertion or commentary to the contrary is misguided, particularly in this volatile macroeconomic environment.”

As previously announced on August 15, 2011, Institutional Shareholder Services (“ISS”) recommended that Zoran stockholders vote FOR its proposed merger with CSR. In making its recommendation, ISS highlighted that:

“The decision to merge with CSR appears to offer the most value to shareholders and provides less downside risk than the standalone alternative or a break-up sale of the parts. The rationale and premium seem reasonable given the competitive landscape facing Zoran and in light of micro and macro events that have transpired since the February agreement.”*

As previously announced on June 17, 2011, Zoran and CSR entered into an Amended and Restated Agreement and Plan of Merger under which Zoran stockholders will receive US$6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares for each share of Zoran common stock held. Subject to approvals of the stockholders of Zoran and CSR, the merger is expected to close on August 31, 2011.

The Board of Directors of Zoran has approved the CSR merger and recommends that all Zoran stockholders vote “FOR” the proposal to adopt the merger agreement. Zoran stockholders are encouraged to read the definitive proxy materials in their entirety as they provide, among other things, a detailed discussion of the process that led to the proposed merger and the reasons behind the recommendation of the Board of Directors that stockholders vote “FOR” the proposal to adopt the merger agreement. Zoran stockholders who have questions about the merger or need assistance in submitting their proxy or voting their shares should contact Zoran’s proxy solicitor, MacKenzie Partners, Inc., at (212) 929-5500 (call collect) or toll free at (800) 322-2885.

* Permission to use quote was neither sought nor obtained.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions for the digital entertainment and digital imaging markets. With over two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receivers (silicon tuners), DVD, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan, and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

Important Additional Information

In connection with the proposed transaction, Zoran has filed a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) for Zoran’s stockholder meeting to adopt the merger agreement. The Proxy Statement also includes the prospectus filed by CSR with the SEC relating to CSR and the CSR ordinary shares issuable in the form of American Depositary Shares to Zoran stockholders in the proposed merger. On August 1, 2011, Zoran began mailing the Proxy Statement to its stockholders of record as of the close of business on July 18, 2011. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-Looking Statements

This press release contains, or may contain, “forward-looking statements” concerning CSR and Zoran, the combined company and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to (1) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (2) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (3) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to satisfy conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the SEC, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Zoran and the Zoran logo are trademarks or registered trademarks of Zoran Corporation and/or its subsidiaries in the United States and/or other countries. All other brands or names may be claimed as property of others.